Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171108

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 11, 2011)

Franklin Financial Corporation

(Proposed holding company for Franklin Federal Savings Bank)

This supplements the Prospectus of Franklin Financial Corporation dated February 11, 2011. This Prospectus Supplement should be read together with the Prospectus.

Correction to Interest Rate Risk Sensitivity Analysis Contained in the Prospectus

In preparing our interest rate sensitivity analysis for the quarter ended December 31, 2010, we discovered that the analysis prepared for the quarter ended September 30, 2010 and contained on page 79 of the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Sensitivity Analysis” was incorrect due to a formatting error in the data provided to the third-party vendor that performs the analysis for us. The corrected tables are included in this Prospectus Supplement, together with the supporting disclosure from pages 78 and 79 of the Prospectus relating to interest rate risk in order to facilitate the review of the corrected tables.

Resolicitation of Persons Who Have Placed Orders in the Subscription and Community Offering

The subscription and community offering period expired on March 28, 2011. However, for the reasons discussed herein, we are extending the offering and providing this Prospectus Supplement and a Supplemental Order Form to those persons who subscribed for shares in the offering to provide them with an opportunity to review the revised data contained in this Prospectus Supplement as part of their investment decision. Anyone who previously submitted an order for shares in the offering must complete and return the Supplemental Order Form to confirm their order. Failure to return a Supplemental Order Form will result in the automatic cancellation of your order and return of your subscription funds, with interest, or termination of your withdrawal authorization.

If you wish to maintain your order, you must confirm your order by completing and returning the enclosed Supplemental Order Form to Franklin Financial Corporation, by mail using the enclosed postage paid envelope, or by hand delivery or overnight courier to our Conversion Center located at 4501 Cox Road, Glen Allen, Virginia 23060. You also have the right to increase, decrease or cancel your order by completing the appropriate section of the Supplemental Order Form. Your Supplemental Order Form must be received by us in our Conversion Center by 4:00 p.m., Eastern time, on April 15, 2011. If we do not receive a Supplemental Order Form from you by that time, your order will be canceled.

Orders that are confirmed are irrevocable unless the offering is extended beyond May 12, 2011. If we extend the offering beyond May 12, 2011, we will again notify all subscribers and promptly return the funds of those subscribers who do not reconfirm their subscriptions. Subscription funds will continue to earn interest calculated at Franklin Federal Savings Bank’s lowest tier money market passbook savings rate, which is subject to change at any time and is currently 0.20% per annum, until the offering is completed or terminated.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 12 of the Prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

The date of this Prospectus Supplement is March 30, 2011

QUESTIONS AND ANSWERS REGARDING THE RESOLICITATION

Why are you conducting a resolicitation?

We recently discovered that the tabular data appearing on page 79 of the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Sensitivity Analysis” is incorrect as a result of a formatting error in the data provided to the third-party vendor that performed the analysis for us. The purpose of the resolicitation is to provide potential investors with an opportunity to review the corrected data before confirming their investment decision.

Has there been a change in the size or terms of the offering?

No. There has been no change in the price per share or the number of shares being offered, and the offering continues to be based on the independent appraisal described in our Prospectus.

What if I don’t want to change my existing order?

If you want to maintain your order, you must confirm your order by completing the applicable section of the Supplemental Order Form and returning it to the Conversion Center no later than 4:00 p.m., Eastern time, on April 15, 2011. If you do not return the Supplemental Order Form, we will cancel your order and return your subscription funds, with interest, or cancel the withdrawal authorization on your account.

How do I increase or decrease my order?

If you want to increase your order, you must complete the applicable section of the Supplemental Order Form and return it to our Conversion Center no later than 4:00 p.m., Eastern time, on April 15, 2011, together with full payment for the additional shares. If you want to decrease your order, but not cancel it in its entirety, you must complete the applicable section of the Supplemental Order Form and return it to our Conversion Center no later than 4:00 p.m., Eastern time, on April 15, 2011. Follow the instructions on the Supplemental Order Form to indicate how many more or fewer shares you wish to purchase.

What if I want to cancel my order?

If you want to cancel your order entirely, please complete the applicable section of the Supplemental Order Form and return it to our Conversion Center no later than 4:00 p.m., Eastern time, on April 15, 2011. We will promptly cancel your order and return your subscription funds, with interest, or cancel your withdrawal authorization.

What if I don’t submit any Supplemental Order Form?

Under Office of Thrift Supervision (“OTS”) regulations, if we do not receive a properly completed and executed Supplemental Order Form from you indicating whether you wish to confirm, modify or cancel your order, we must cancel your order in its entirety and return your subscription funds, with interest, or cancel your withdrawal authorization.

Why did I receive more than one Supplemental Order Form?

You may have received more than one Supplemental Order Form if you submitted more than one order. For example, you may have submitted one order form for stock to be registered in your name alone and another for stock to be registered with you and your spouse as joint tenants. You must submit a Supplemental Order Form for each order. We must cancel any order for which we do not receive a Supplemental Order Form.

May I change the stock registration or make other changes to my order?

No, you may only confirm your order, change the number of shares you are ordering or cancel your order. You may not make any other changes to your order, such as changes in stock registration.

May I or my associates submit new orders in addition to my existing order?

No. You may only confirm, modify or cancel your existing order. No new orders will be accepted during the resolicitation period.

Who do I call if I have any questions?

If you have any questions concerning the offering, please call our Conversion Center at (804) 967-7020.

RISK MANAGEMENT

The following section is intended to replace in its entirety the discussion included under the same caption at pages 78-79 of the Prospectus.

Interest Rate Risk Management. We manage the interest rate sensitivity of interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Except for construction loans, adjustable-rate land and land development loans, and certain other commercial real estate loans that are tied to the prime rate or the London Interbank Offered Rate (“LIBOR”), deposit accounts typically reprice more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect earnings. Typically, decreases in interest rates beneficially affect our earnings in the short term, but with the Federal Reserve maintaining the federal funds rate near zero, decreases in interest rates may now also adversely affect earnings due to prepayments of MBSs, CMOs and certain fixed-rate loans without the ability to further reduce deposit and other funding costs appreciably.

To reduce the potential earnings volatility, management has sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Management has adopted an interest rate risk policy pursuant to which it manages our interest rate risk. Under this plan, we have predominately sold fixed-rate, owner-occupied residential mortgage loans in the secondary market; extended the maturities of borrowings; increased commercial real estate lending, which emphasizes the origination of loans with periodic call features and prepayment penalties; structured the securities portfolio to include more liquid securities; and maintained a higher level of cash and cash equivalents. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments to manage interest rate risk.

We have an Asset/Liability Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Interest Rate Sensitivity Analysis. Management uses an interest rate sensitivity analysis to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in the present value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The present value of equity is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or a 50 to 100 basis point decrease in market interest rates with no effect given to any future steps that management might take to counter the impact of that interest rate movement. The following table presents the change in the present value of Franklin Federal’s equity at September 30, 2010 that would occur in the event of an immediate change in interest rates based on management assumptions. The table does not include the effect of approximately $28.0 million of investable assets held by Franklin Financial Corporation MHC.

	Present Value of Equity
	Market
Change in Basis Points	Value	$ Change	% Change
	(Dollars in thousands)
(100)	$82,599	(9,043)	(9.9)%
(50)	86,745	(4,898)	(5.3)
0	91,642	—	—
50	91,102	(541)	(0.6)
100	90,113	(1,529)	(1.7)
200	86,116	(5,527)	(6.0)
300	81,112	(10,530)	(11.5)

Using the same assumptions as above, the sensitivity of our projected net interest income for the twelve months ending September 30, 2011 is as follows:

	Projected Net Interest Income
	Net Interest
Change in Basis Points	Income	$ Change	% Change
	(Dollars in thousands)
(100)	$26,450	(1,808)	(6.4)%
(50)	27,222	(1,035)	(3.7)
0	28,258	—	—
50	28,008	(250)	(0.9)
100	27,716	(541)	(1.9)
200	27,100	(1,157)	(4.1)
300	26,336	(1,922)	(6.8)

Assumptions made by management relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features, such as rate caps or floors, that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

RESOLICITATION PROCEDURES

As required by OTS regulations and the Plan of Conversion, anyone who previously submitted an order for shares in the offering must complete and return a Supplemental Order Form to confirm their order. Regardless of your original order, you may now choose to:

(1)	maintain your original order for the number of shares indicated on your previously submitted stock order form;

(2)	increase the number of shares subscribed for, subject to the maximum purchase limitations;

(3)	decrease the number of shares subscribed for, with any excess payment to be refunded promptly with interest thereon or any excess authorization for withdrawal to be canceled promptly; or

(4)	cancel your order in its entirety, with any payment to be refunded with interest thereon and any authorization for withdrawal to be canceled promptly.

To maintain, increase, decrease or cancel your original order, you must return a completed and signed Supplemental Order Form to our Conversion Center, located at 4501 Cox Road, Glen Allen, Virginia 23060, by 4:00 p.m., Eastern time, on April 15, 2011. We will not accept Supplemental Order Forms at our other offices. Once received, your Supplemental Order Form may not be modified or rescinded unless the offering is further extended beyond May 12, 2011. If we do not receive a completed Supplemental Order Form by 4:00 p.m. on April 15, 2011, your original order will be canceled automatically and your funds will be returned promptly with interest or your withdrawal authorization will be canceled.

Subscribers who desire to maintain their orders must return the Supplemental Order Form marked accordingly. Subscribers who desire to increase their orders may do so by returning the Supplemental Order Form along with full payment or with a withdrawal authorization from a deposit account at Franklin Federal Savings Bank for the amount of additional shares ordered. Subscribers who desire to decrease or cancel their orders may do so by returning the Supplemental Order Form marked accordingly, and they will receive a prompt refund with interest, or a reduction in the amount of their withdrawal authorization, as applicable, for the canceled portion of their original order.

If you submitted more than one stock order form in the offering, you should receive a separate Supplemental Order Form for each original order form submitted. You should contact the Conversion Center promptly if you did not receive a Supplemental Order Form for each order you submitted. You must return a separate Supplemental Order Form for each original order submitted. Any order for which we do not receive a Supplemental Order Form will be canceled automatically upon expiration of the resolicitation period. If an original stock order form contained more than one signature, the Supplemental Order Form should be signed by all persons who signed the original stock order form. If all such persons do not sign the Supplemental Order Form, we reserve the right to treat the Supplemental Order Form as invalid. Please call the Conversion Center if you have any questions.

If you increase your order, you may pay for the additional shares by:

(1)	personal check, bank draft or money order made payable directly to “Franklin Financial Corporation” (third-party checks of any type will not be accepted); or

(2)	authorizing us to withdraw money from your Franklin Federal Savings Bank deposit account(s).

Checks and money orders will be immediately cashed, so the funds must be available in the account when your Supplemental Order Form is received by us. Subscription funds will be held in a segregated account at Franklin Federal Savings Bank. We will pay interest calculated at Franklin Federal Savings Bank’s lowest tier money market passbook savings rate, which is subject to change at any time and is currently 0.20% per annum, from the date those funds are processed until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Franklin Federal Savings Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Franklin Federal Savings Bank must be available in the deposit accounts at the time the Supplemental Order Form is received. A hold will be placed on the amount of funds designated on your Supplemental Order Form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

The minimum number of shares that you may purchase is 25. The maximum amount of common stock that any individual person may purchase is $800,000, or 80,000 shares. No person, either individually or together with their associates or persons acting in concert, may purchase more than $1,200,000 of the common stock, or 120,000 shares.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

Our directors and executive officers, including their associates, have subscribed for 541,974 shares, or $5,419,740, in the subscription and community offering and have indicated their intention to confirm their orders in the current resolicitation. None of our directors or officers have entered into a binding agreement to purchase these shares and sufficient shares may not be available to satisfy subscriptions in all offering categories and, therefore, actual purchases could be more or less than indicated.